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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE STURGES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
53 NORTH HIGH STREET
(No. and Street)

DUBLIN (City) OHIO (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL R. STURGES (614) 761-0221
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARK P. MURPHY & ASSOCIATES
(Name — if individual, state last, first, middle name)

500 WEST WILSON BRIDGE ROAD (Address) WORTHINGTON (City) OHIO (State) 43085 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, MICHAEL R. STURGES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE STURGES COMPANY, as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public
SUSAN E. JOHNSON
Notary Public, State Of Ohio
My Commission Expires 9-23-02

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STURGES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of The Sturges Company

We have audited the accompanying statement of financial condition of The Sturges Company at December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Sturges Company at December 31, 2001, in conformity with generally accepted accounting principles.

Mark P. Murphy & Associates

Mark P. Murphy & Associates

February 12, 2002

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085
(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

THE STURGES COMPANY
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$	136,854
Fee Receivable		500
Accrued Interest		2,686
CURRENT ASSETS		140,040
Furniture and Fixtures and Cost, Net of Accumulated Depreciation of $51,465		0
Securities (Note 4)		80,000
TOTAL ASSETS	$	220,040

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	25,763
Subordianted Debt Payable to Stockholder (Note 5)		200,000
TOTAL LIABILITIES		225,763
Common Stock-750 Shares Authorized, 100 issued and Outstanding, Stated Value of $5 per Share		500
Retained Earnings		(6,223)
TOTAL STOCKHOLDER'S EQUITY		(5,723)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	220,040

The accompanying notes are an integral part of the financial statements

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. Organization

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealer, Inc. (NASD). The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans.

2. Significant Accounting Policies

Revenue Recognition

Fee income is recognized when the underwriting is completed and the income is reasonably determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as deposits or investments in local banks or other credit institutions with maturity dates of 90 days or less. Current balances include amounts in excess of insurance limits. The Company does not believe that it is exposed to any significant credit risk in connection with cash and cash equivalents.

Income Taxes

The Company has elected for federal income tax purposes, under the internal revenue Code and the State of Ohio, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include additions and improvements that extend the useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Depreciation is computed over the estimated useful lives of the assets using the straight-line method for buildings and improvements, and the double declining balance method for equipment.

As of December 31, 2001 property, plant and equipment are fully depreciated.

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

3. Related Party Lease

The company has entered into an agreement with a related party to lease office space. The lease calls for monthly payments of $2,900 through December 31, 2003. Lease expense for 2001 was $34,800. At December 31, 2001, future minimum lease payments in 2002 and 2003 should be $34,800.

4. Securities

The Company owns bonds from transactions in which it served as underwriter. These debt securities are to be held to maturity or call and are valued at cost.

5. Subordianted Borrowings

The sole stockholder loaned $150,000 to the Company prior to January 1, 2001. In 2001, the sole stockholder loaned an additional $50,000. The maturity date is December 31, 2004 and the current interest rate is 4.5%. The loans are subordinated to the claims of the Company's creditors. Pursuant to an agreement with the NASD, the debt qualifies as capital for the net capital calculation.

6. Net Capital Requirement

As a registered broker, The Sturges Company, is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt items. At December 31, 2001, the Company had net capital of $186,744, which exceeded the requirements of $100,000 by $86,744.

7. Retirement Plans

The Company has set up deferred compensation plans which cover both full time employees. These employees are the administrators of the plan. Contributions are made at the discretion of management and are funded as accrued. Contributions in 2001 were $70,000.